View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Minority-ownedFamily-friendlyBrunchDinner
Resie's Restaurant

Southern / Soul Food Restaurant

3579 W Lawrenceville St
Duluth, GA 30096
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Resie's Restaurant is seeking investment to open a location, purchase new equipment, working capital needed.
Renovating LocationGenerating RevenueLease Secured
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Resie's Restaurant will provide our customers with a great atmosphere to dine in on traditional home cooked southern cuisine while enjoying live entertainment and vintage rhythm and blues concerts.

Customers want a home cooked meal, and a great dining experience for their families, but don't want to travel miles from home for it. Resie's will be in and around master planned communities and walk-able neighborhoods with a concentration on aged based diversity.
Resie's will launch it's southern inspired restaurants offering traditional American cuisine and soul-food dishes. Resie's will be opened Sunday through Thursday from 10 am to 8pm and Friday & Saturday from 10am till Midnight.
We will offer live entertainment on Sundays during our brunch hours 11-3 pm in locations that are within easy walking distance of suburban communities and a daily rotation of soul music & concerts of soul artists for customers to enjoy during their dining experience. Resie's will also implement open mic and live karaoke nights on Thursday & Friday for those customers that would like to get in on the entertainment action.
This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

Resie's will sell all of it's restaurant products and services through a Point of Sale system to capture orders, record data, and display or print tickets for customers and staff. Resie's will employ the use of a message on hold for phone orders that will advertise monthly specials, things going on in the restaurant, and call to actions.

We can sell catering packages by offering clients an alternative to dining in our restaurant. Phone and To Go orders will be paired with food delivery programs such as UberEats, GrubHub, and DoorDash for customer convenience and also to enhance sales and marketing
Resie's will employee a Full Time Catering Manager to book, host, and handle all catered events. The remaining sales activities within the restaurant can be handled by Store Manager, Assistant Manager, Waitstaff, and Kitchen Crew.
This is a preview. It will become public when you start accepting investment.
RESIE'S RESTAURANT
Previous
Next
This is a preview. It will become public when you start accepting investment.
TARGET MARKET

Resie's ideal customers are diverse Single Family Households, Millennials, and Baby Boomers. The potential to service these categories are endless in that we have a target market of over 4.6 million prospects. 29% of US Families are eating out at least 2 -3 times per week.

We anticipate that a great percentage of our sales will come from Baby Boomers Aged 51-69 which account for 2,482,912 of the Georgia population or 54% of our target demographic.

The average American household spends nearly $2787 annually on restaurant meals and take out. Millennials aged 24-34 are the off spring of Baby Boomers and they spend 44% of their earned income on eating out. Millennials spend approximately $2,921 annually eating out. Baby Boomers spend an average of $2692 annually eating out. Our other target audience are Millennials, children of baby boomers. They account for 865,000 of the population or 19% spending an average.

This is a preview. It will become public when you start accepting investment.

LOCATION

Resie's Restaurant is a 3rd generation restaurant that is housed in The historical Knox House in Duluth, GA. Built in the early 1900's by the Knox family, who are documented to have resided in Gwinnett County since 1830.

As the second largest city in Gwinnett County, Duluth is noted first in financial stability throughout the State of Georgia. Duluth is home to more than 26,688 residents who live, work and play in its 9.8 square mile community. Its commercial corridor is among Gwinnett County's busiest. Over 1750 businesses are located within the city limits. Duluths vitality is no accident either. It is the result of careful planning and great foresight on the part of its business and community leaders.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Resie Foreman

Chief Executive Officer

Resie Foreman, Chairman, President and CEO of

Eiser International LLC is an accomplished business woman and self proclaimed serial

entrepreneur in the hospitality, transportation, and financial industries. A native Houstonian, Resie, relocated to Georgia Gwinnett County in 2015. Formerly the owner of two successful restaurants in Houston , Resie learned how to cook from her two grandmothers Agnes and Leonia. With Louisiana roots, Resie comes from a lineage of small business owners and restaurateurs. Resie has been in the hospitality and service industries for over 20 years. She has owned and operated numerous small businesses with a focus on customer service and community development. Through economic changes, wins and disappointments, her path to success is fueled by her strong belief in God, self-determination, and the love and support of her husband, 4 beautiful children, and grandest daughter.

Driven to empower and educate other small business owners, Resie started Resie Foreman Consulting in 2012. It's Resie's vision to give budding entrepreneurs a chance to embark on a career as an entrepreneur by helping them to identify their strengths and weaknesses while focusing on their professional and personal goals without feeling intimidation or fear of the unknown. As a small business leader, Resie has been asked to speak on many topics including: women and minorities in business, entrepreneurship, staying relevant in today's competitive market, and how to get started as an entrepreneur.

Resie loves combining delicious southern food with southern hospitality and her absolute favorite "soul music". She is a natural people person who can engage most anyone in conversation with her warm and enigmatic presence. Resie currently resides in Gwinnett County.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Purchase New Kitchen Equipment $20,000

Restaurant Furniture $15,000

Alcohol Licensing and Permitting Fees $7,500

Marketing and Advertising $6,500

Food and Beverage Inventory $6,000

Operating Capital $15,500

Mainvest Compensation $4,500

Total $75,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$904,000	$994,400	$1,064,008	$1,117,208	$1,150,724
Cost of Goods Sold	$120,000	$132,000	$141,240	$148,301	$152,749
Gross Profit	$784,000	$862,400	$922,768	$968,907	$997,975

EXPENSES

Rent $84,000 $86,100 $88,252 $90,458 $92,719
Utilities $48,000 $49,200 $50,430 $51,690 $52,982
Insurance $9,600 $9,840 $10,086 $10,338 $10,596
Repairs & Maintenance $3,600 $3,690 $3,782 $3,876 $3,972
Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $632,800 $707,420 $763,915 $806,085 $831,085
This information is provided by Resie's Restaurant. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Resies Restaurant Investor Pitch {Confidential}.pdf
CF Driver License.jpeg
[CONFIDENTIAL] Resie-s Restaurant Business Plan.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $150,000
Amount Invested $0
Investors 0
Investment Round Ends February 25th, 2022
Summary of Terms
Legal Business Name Eiser International
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.8×
Investment Multiple 1.4×
Business's Revenue Share 4%-8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2027
Financial Condition
No operating history

Resie's Restaurant was established in FEB/2020. However due to Covid-19 Pandemic we were unable to open. We are currently in the process of completing renovations to prepare to open and need working capital to open. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Resie's Restaurant to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Resie's Restaurant operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Reliance on Management

As a securities holder, you will not be able to participate in Resie's Restaurant's management or vote on and/or influence any managerial decisions regarding Resie's Restaurant.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Resie's Restaurant and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Resie's Restaurant is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Resie's Restaurant might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Resie's Restaurant is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Resie's Restaurant

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Resie's Restaurant's financial performance or ability to continue to operate. In the event Resie's Restaurant ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Lack of Ongoing Information

Resie's Restaurant will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Resie's Restaurant is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Resie's Restaurant will carry some insurance, Resie's Restaurant may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Resie's Restaurant could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Resie's Restaurant's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Resie's Restaurant's management will coincide: you both want Resie's Restaurant to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Resie's Restaurant to act conservative to make sure they are best equipped to repay the Note obligations, while Resie's Restaurant might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Resie's Restaurant needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Resie's Restaurant is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Resie's Restaurant fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Resie's Restaurant to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Resie's Restaurant. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Resie's Restaurant isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
About Us
Blog
Press
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy